SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                             The Raymond Corporation
                                (Name of Issuer)

                          Common Stock, $1.50 par value
                         (Title of Class of Securities)


                                   754688-10-9
                                 (CUSIP Number)


                              David P. Levin, Esq.
                        Kramer, Levin, Naftalis & Frankel
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                February 12, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]


                               Page 1 of 12 pages

                                  SCHEDULE 13D
CUSIP No.  754688-10-9                                        Page 2 of 12 Pages
--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         SCOGGIN CAPITAL MANAGEMENT, L.P.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)    [x]
                                                          (b)    [ ]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
              WC, OO (See Item 3)
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
  NUMBER OF             404,101 (See Items 5 & 6)
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             Not Applicable
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        404,101 (See Item 5)
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        Not Applicable
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
               404,101 (See Item 5)
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [ ]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               3.8%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
               PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No.  754688-10-9                                        Page 3 of 12 Pages
--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         SCOGGIN, INC.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)    [x]
                                                          (b)    [ ]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
              WC, OO (See Item 3)
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
  NUMBER OF             115,000 (See Items 5 & 6)
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             Not Applicable
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        115,000 (See Item 5)
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        Not Applicable
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
               115,000 (See Item 5)
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [x]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               1.1%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
               CORPORATION
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No.  754688-10-9                                        Page 3 of 12 Pages
--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         SCOGGIN CAPITAL CO. I
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)    [x]
                                                          (b)    [ ]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
              WC, OO (See Item 3)
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  NEW YORK
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
  NUMBER OF             30,000 (See Items 5 & 6)
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             Not Applicable
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        30,000 (See Item 5)
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        Not Applicable
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
               30,000 (See Item 5)
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [ ]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0.3%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
               PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------


ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $1.50 par value (the "Common Stock"), of The Raymond Corporation, a New York corporation (the "Company"). The principal executive offices of the Company are located at 20 South Canal Street, Greene, New York 13778.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) - (c) This Statement is being filed by Scoggin Capital Management, L.P. ("Scoggin Capital"), Scoggin, Inc. ("Scoggin, Inc.") and Scoggin Capital Co. I ("SCC"). Scoggin Capital, Scoggin, Inc. and SCC are sometimes referred to herein collectively as the "Filers".)

         Scoggin Capital is a limited partnership organized under the laws of the state of Delaware. Scoggin, Inc. is a corporation organized under the laws of Delaware. SCC is a New York limited partnership. Each of Scoggin Capital, Scoggin, Inc. and SCC are principally engaged in the business of investing in securities, and Scoggin, Inc. is engaged in the business of advising managed investment accounts.

         The general partner of Scoggin Capital is S&E Partners L.P. ("S&E Partners"), a limited partnership organized under the laws of the state of Delaware. Scoggin, Inc., a corporation organized under the laws of the state of Delaware, is sole general partner of S&E Partners. S&E Partners is engaged in the business engaged in by Scoggin Capital.

         The address of each of Scoggin Capital, Scoggin, Inc., SCC and S&E Partners is:

         660 Madison Avenue
         New York, New York 10021

         Attached  as  Schedule  I  is  information   concerning  the  executive
officers, directors and shareholders of Scoggin, Inc., and the general partners of SCC.

         (d) - (e) During the last five years, neither Scoggin Capital, Scoggin, Inc., SCC nor, to the best knowledge of the Filers, any of the other persons identified in response to this Item 2, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Each natural person identified in this Item 2 is a citizen of the United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The cost of 404,101 of the shares of Common Stock owned by Scoggin Capital was funded out of its working capital which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The total cost of such shares, together with the cost of the 41,400 shares of Common Stock sold by Scoggin Capital (see Item 5(c)), was $8,611,183.68. The cost of the 115,000 shares of Common Stock reported beneficially owned by Scoggin, Inc. (excluding the shares


                               Page 5 of 12 Pages
beneficially owned by Scoggin Capital; see Item 5(b)) was funded out of funds in managed customer accounts of Scoggin Inc. The total cost of such shares, together with the cost of the 6,000 shares of Common Stock sold by Scoggin, Inc., was $2,356,127.50. The cost of 30,000 shares of Common Stock owned by SCC was funded out of its working capital which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The total cost of such shares was $611,165.00.

ITEM 4.  PURPOSE OF TRANSACTION.

         Each of the Filers initially acquired beneficial ownership of the shares of Common Stock to which this statement relates for investment.

         On February 17, 1997, certain of the Filers entered into the Stockholders Agreement referred to in Item 6. Pursuant to (and during the term of) the Stockholders' Agreement, the Filers have, among other things, agreed to vote in the election of directors of the Company for certain persons who may be nominated by Metropolitan Capital Advisors, Inc. ("Metropolitan") and in favor of certain other actions as may be determined by Metropolitan. On February 18, 1997, Metropolitan filed a Statement on Schedule 13D (as it may be amended from time to time, the "Metropolitan 13D") indicating that Metropolitan intends to nominate certain persons for election as directors of the Company at its 1997 Annual Meeting. Metropolitan further indicated that it believes that a sale or merger of the Company would attain the highest value available for shareholders and that it anticipates that its nominees, if elected, would approve the active exploration of the sale or merger of the Company. Pursuant to the Stockholders' Agreement, the Filers would be required to vote in favor of the Metropolitan nominees. Reference is made to Item 6 for a discussion of the Stockholders' Agreement and to the Metropolitan 13D for a statement of the intentions of Metropolitan.

         The Filers may acquire additional shares of Common Stock or other securities of the Company or (subject to the Stockholders' Agreement) sell or otherwise dispose of any or all of the shares of Common Stock or other securities of the Company beneficially owned by it. The Filers may take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

         Except as disclosed in this Item 4, the Filers have no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Scoggin Capital beneficially owns an aggregate of 404,101 shares of Common Stock, representing approximately 3.8% of the outstanding shares of Common Stock/1/. Scoggin, Inc. beneficially owns an aggregate of 115,000 shares of Common Stock (excluding the shares beneficially owned by Scoggin Capital; see
Item 5(b)), representing approximately 1.1% of the outstanding shares of Common Stock/1/, all of which shares are held in a managed customer account. SCC beneficially owns an aggregate of 30,000 shares of Common Stock, representing approximately 0.3% of the outstanding shares of Common Stock./1/ By reason of the Stockholders' Agreement, the Filers may be deemed to constitute a group with Metropolitan for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934. According to the Metropolitan 13D, Metropolitan may be deemed to own beneficially approximately 24.3% of the outstanding shares of Common Stock. Reference is made to the Metropolitan 13D for information with respect to the shares of Common Stock beneficially owned by Metropolitan.

--------
/1/ Percentages based upon 10,600,000 shares of Common Stock reported by the Company to be outstanding in its press release dated January 21, 1997.


                               Page 6 of 12 Pages

         (b) Subject to the following two sentences and to the Stockholders' Agreement referred to in Item 6 herein, Scoggin Capital has sole power to vote and dispose of Common Stock beneficially owned by it. By reason of its position as general partner of Scoggin Capital, S&E Partners may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by Scoggin Capital. By reason of its position as general partner of S&E Partners, Scoggin, Inc. may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by Scoggin and S&E Partners. Subject to the Stockholders' Agreement referred to in Item 6 herein, Scoggin, Inc. and SCC each has the sole power to vote and dispose of the Common Stock beneficially owned by it.

         (c) Except as set forth on Schedule II annexed hereto, neither Scoggin Capital, Scoggin, Inc. and SCC, nor any person identified in response to Item 2, has effected any transactions in the Common Stock during the past 60 days.

         (d) The right to receive and the power to direct the receipt of dividends from, and the proceeds from the sales of 115,000 shares of Common Stock reported beneficially owned by Scoggin, Inc. is possessed by Scoggin International Fund, Inc., a customer for whom Scoggin, Inc. maintains a managed account.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On February 17, 1997, the Filers entered into a Stockholders' Agreement ("Stockholders' Agreement") with Metropolitan with respect to the shares of Common Stock owned, and which may be owned in the future, by the Filers and certain of their affiliates. The following is a summary of certain of the terms of the Stockholders' Agreement and does not purport to be complete. The full text of the Stockholders' Agreement is annexed hereto as Exhibit 2, and is incorporated by reference herein.

         The Stockholders' Agreement provides, among other things, that during the term thereof (i) the Filers will and will cause their respective affiliates to be present in person or by proxy and to vote or act by written consent with respect to all voting securities of the Company beneficially owned by them or their affiliates (A) for the election of nominees for the Company's Board of Directors nominated by Metropolitan or its affiliates, or such other nominees otherwise identified in writing by Metropolitan as nominees for which Metropolitan will cast votes in favor ("Metropolitan Nominees"), and (B) for such other actions of stockholders of the Company as may be reasonably necessary or helpful to cause the election of the Metropolitan Nominees to the Company's Board of Directors at the earliest possible time (subject to certain exceptions), including amendments to the Company's By-Laws or Certificate of Incorporation which may be proposed or supported by Metropolitan and/or the giving of one or more proxies to be used by Metropolitan to vote the voting securities beneficially owned by the Filers; (ii) the Filers will reimburse Metropolitan for a portion of the expenses incurred in connection with the Stockholders' Agreement or the nomination or election of Metropolitan Nominees; and (iii) the Filers will not take certain actions without the prior written consent of Metropolitan, including engaging in a proxy solicitation, initiating or proposing stockholder proposals with respect to the Company, forming or joining a group or acting in concert with any other person for the purpose of acquiring, holding, voting or disposing of any voting securities, acting alone or in concert with others to seek or offer to control the Company, depositing voting securities in a voting trust or otherwise subjecting voting securities to an arrangement or agreement with respect to the voting thereof, or disclosing any intention, plan or arrangement inconsistent with any of the foregoing.

         Under the Stockholders' Agreement, the Filers agreed that during the term thereof, they will not, and will cause their respective controlled affiliates not to, transfer voting securities of the Company unless the transferee agrees in writing to be bound by the provisions of the Stockholders' Agreement, provided that the Filers may sell free of such restrictions a number of shares of Common Stock


                               Page 7 of 12 Pages
equal to the number of shares sold by Metropolitan and its controlled affiliates after the date of the Stockholders' Agreement.

         The Stockholders' Agreement provides that it shall have a term commencing on the date thereof and ending on the earlier of (i) the conclusion of the second meeting of stockholders of the Company following February 17, 1997; (ii) the date on which the power of Metropolitan to vote in the election of Directors of the Company drops below 5%; (iii) the date on which nominees supported by Metropolitan constitute a majority of the Board of Directors of the Company; and (iv) September 30, 1997, if Metropolitan has not validly nominated any Directors by that date.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1. Agreement of Joint Filing between Scoggin Capital Management, L.P., Scoggin, Inc. and Scoggin Capital Co. I dated as of February 21, 1997.

Exhibit 2. Stockholders' Agreement between Metropolitan Capital Advisors, Inc. and Scoggin, Inc. and Scoggin Capital Co. I dated as of February 17, 1997.


                               Page 8 of 12 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  February 21, 1997


                          SCOGGIN CAPITAL MANAGEMENT, L.P.

                          By: Craig Effron, as President of Scoggin, Inc., the
                              general partner of S&E Partners L.P., the general partner of Scoggin Capital Management, L.P.



                              /s/ Craig Effron
                              -------------------
                              Name:  Craig Effron


                          SCOGGIN, INC.



                              /s/  Craig Effron
                              -------------------
                              Name:  Craig Effron,
                                     President


                          SCOGGIN CAPITAL CO. I



                              /s/  Craig Effron
                              -------------------
                              Name:  Craig Effron,
                                     General Partner


                               Page 9 of 12 Pages

                                                                      SCHEDULE I


                        EXECUTIVE OFFICERS AND DIRECTORS
                                  SCOGGIN, INC.
                        --------------------------------


                  The name and present principal occupation or employment of each of the executive officers and directors of Scoggin, Inc. and general partners of Scoggin Capital Co. I are set forth below. The business address of each such person is c/o Scoggin Capital Management, L.P., 660 Madison Avenue, New York, New York 10021.


Name and                                            Present Principal
Positions Held                                      Occupation or Employment
--------------                                      ------------------------

Craig Effron                                        President of Scoggin, Inc.
President and
Director

Curtis Schenker                                     Chief Executive Officer and
Chief Executive Officer,                            Treasurer of Scoggin, Inc.
Treasurer and Director

         Messrs. Effron and Schenker each own 50% of the capital stock of Scoggin, Inc., and, as sole general partners of Scoggin Capital Co. I, each own 50% of the equity and voting interest of Scoggin Capital Co. I.


                              Page 10 of 12 Pages

                                                                     SCHEDULE II

                                 TRANSACTIONS OF
                        SCOGGIN CAPITAL MANAGEMENT, L.P.
                               IN COMMON STOCK OF
                             THE RAYMOND CORPORATION
                          DURING THE PRECEDING 60 DAYS

COMMON STOCK
------------

Type                            Number        Price                  Total
of               Trade          of            per                   Cost or
Transaction      Date           Shares        Share                 Proceeds
-----------      ----           ------        -----                 --------
Buy              1/14/97        60,000       $18.19            $1,091,262.50
Buy              1/14/97        25,000        17.88              $446,887.50
Buy              1/15/97       122,500        18.8615          $2,310,546.25
Sell             1/21/97        13,000        19.20              $249,579.18
Sell             1/24/97         5,000        18.9375             $94,671.84
Buy              1/24/97         2,601        18.125              $47,285.68
Buy              1/24/97        20,000        18.470             $369,412.50
Buy              1/29/97        25,000        19.375             $484,387.50
Buy              1/29/97        60,000        19.1875          $1,151,262.50
Buy              2/ 4/97        12,500        19.438             $242,981.25
Buy              2/10/97        36,500        20.4690            $749,321.00
Buy              2/11/97         3,000        21.00               $63,192.50
Sell             2/12/97        23,400        21.1875            $494,354.47
Buy              2/12/97        78,400        21.1050          $1,654,644.50


All such transactions were conducted on the open market.


================================================================================

                                 TRANSACTIONS OF
                                  SCOGGIN INC.
                               IN COMMON STOCK OF
                             THE RAYMOND CORPORATION
                          DURING THE PRECEDING 60 DAYS


COMMON STOCK
------------

Type                            Number         Price              Total
of               Trade          of             per                Cost or
Transaction      Date           Shares         Share              Proceeds
-----------      ----           ------         -----              --------
Buy              1/14/97        10,000         $18.1875         $181,887.50
Buy              1/14/97        10,000         17.875           $178,762.50
Buy              1/15/97        40,000         18.862           $754,472.50
Sell             1/21/97         5,000         19.20             $95,987.30
Sell             1/24/97         1,000         18.9375           $18,924.36
Buy              1/24/97         2,000         18.470            $36,952.50
Buy              1/29/97        15,000         19.1875          $287,825.00
Buy              2/ 4/97         4,000         19.438            $77,762.50
Buy              2/10/97        10,000         20.4690          $205,302.50
Buy              2/12/97        30,000         21.1050          $633,162.50


All such transactions were conducted on the open market.


                              Page 11 of 12 Pages

                                 TRANSACTIONS OF
                              SCOGGIN CAPITAL CO. I
                               IN COMMON STOCK OF
                             THE RAYMOND CORPORATION
                          DURING THE PRECEDING 60 DAYS


COMMON STOCK
------------

Type                            Number        Price          Total
of               Trade          of            per            Cost or
Transaction      Date           Shares        Share          Proceeds
-----------      ----           ------        -----          --------
Buy              2/ 7/97        10,000        $19.44        $194,387.50
Buy              2/10/97        10,000         20.47        $205,302.50
Buy              2/12/97         5,000         21.125       $105,937.50
Buy              2/12/97         5,000         21.105       $105,537.50


All such transactions were conducted on the open market.


                               Page 12 of 12 Pages

                                  EXHIBIT INDEX


EXHIBIT   DESCRIPTION                                                    PAGE
-------   -----------                                                    ----

1         Agreement of Joint Filing between Scoggin Capital
          Management, L.P., Scoggin, Inc. and Scoggin Capital
          Co. I dated as of February 21, 1997.


2         Stockholders' Agreement between Metropolitan Capital
          Advisors, Inc. and Scoggin, Inc. and Scoggin Capital
          Co. I dated as of February 17, 1997.


                                Page 1 of 8 Pages

                                                                       EXHIBIT 1

                            AGREEMENT OF JOINT FILING


         Pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement.

     Dated as of February 21, 1997



                          SCOGGIN CAPITAL MANAGEMENT, L.P.

                          By: Craig Effron, as President of Scoggin Inc., the general partner of S&E Partners L.P., the general partner of Scoggin Capital Management, L.P.


                                   /s/  Craig Effron
                                   -------------------
                                   Name:  Craig Effron


                          SCOGGIN, INC.


                                   /s/  Craig Effron
                                   -------------------
                                   Name:  Craig Effron,
                                          President


                          SCOGGIN CAPITAL CO. I


                                   /s/  Craig Effron
                                   --------------------
                                   Name:  Craig Effron,
                                          General Partner


                                Page 2 of 8 Pages

                                                                       EXHIBIT 2

                            STOCKHOLDERS' AGREEMENT


         STOCKHOLDER'S AGREEMENT, dated February 17, 1997 (the "Agreement"), between Metropolitan Capital Advisors, Inc., a Delaware limited partnership ("Metropolitan"), and Scoggin, Inc., a Delaware corporation, and Scoggin Capital Co. I, a New York general partnership (each, a "Stockholder" and together, the "Stockholders").

         WHEREAS, Metropolitan and the Stockholders have independently concluded that their respective interests, and the interests of other shareholders of Raymond Corporation, a New York corporation (the "Company") would be furthered by seeking greater shareholder representation on the Company's Board of Directors;

         WHEREAS, Metropolitan has informed the Stockholders that it has reached understandings with other shareholders of the Company owning in excess of 700,000 shares of common stock of the Company; and

         WHEREAS, Metropolitan and the Stockholders desire to establish in this Agreement certain terms and conditions relating to the parties' voting of the common stock of the Company in regard to election of such directors and matters related thereto; and

         WHEREAS, Metropolitan is the general partner of Bedford Falls Investors, L.P., a Delaware limited partnership ("Bedford"), which is the beneficial owner of shares of common stock of the Company, and as general partner Metropolitan has the power to direct the voting of such shares of common stock;

         NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the parties hereto agree as follows:

         1.     Representations and Warranties.

               (a) Metropolitan represents and warrants to the Stockholders as follows:

                    (i) Metropolitan has full power and authority to execute, deliver and perform this Agreement;

                    (ii) This Agreement has been duly and validly authorized, executed and delivered by Metropolitan and constitutes a valid and binding obligation of Metropolitan, enforceable against Metropolitan in accordance with its terms;

                    (iii) The execution, delivery and performance of this Agreement by Metropolitan do not violate or conflict with or constitute a default under the Metropolitan organizational instruments or any material agreement to which it is a party or by which it or its property is bound.


                                Page 3 of 8 Pages

               (b) Each Stockholder represents and warrants to Metropolitan as follows:

                    (i) Such Stockholder has full power and authority to execute, deliver and perform this Agreement;

                    (ii) This Agreement has been duly and validly executed and delivered by such Stockholder and constitutes a valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms; and

                    (iii) The execution, delivery and performance of this Agreement by such Stockholder does not violate or conflict with or constitute a default under any material agreement to which such Stockholder is a party, or by which such Stockholder is bound.

         2. Term of Agreement. The term (the "Term") of this Agreement shall commence on the date hereof and shall continue until the earlier to occur of (i) the conclusion of the second meeting of stockholders of the Company at which directors are elected following the execution hereof, (ii) the date on which the Voting Power of the Voting Securities beneficially owned by Metropolitan and any affiliates shall represent less than five percent (5%) of the Total Voting Power, (iii) the date on which nominees supported by Metropolitan constitute a majority of the Board of Directors of the Company, and (iv) September 30, 1997, if, but only if, neither Metropolitan nor its affiliates has by such date validly nominated persons for election to the Company's Board of Directors. For the purposes of this Agreement, (i) the term "Voting Securities" shall mean all securities of the Company entitled to vote generally in the election of directors of the Company, and (ii) the Term "Voting Power" shall mean voting power of Voting Securities in the general election of directors of the Company, and (iii) the term "Total Voting Power" shall mean the total combined Voting Power of all the Voting Securities then outstanding.

         3. Voting and Other. (a) Each of the Stockholders and Metropolitan agree that, during the Term (i) it will, and will cause their respective controlled affiliates to, be present, in person or represented by proxy, at all stockholder meetings of the Company for the election of directors, so that all Voting Securities beneficially owned by it and its controlled affiliates shall be counted for the purpose of determining the presence of a quorum for the election of directors at such meetings, and (ii) it will, and will cause its controlled affiliates to, vote, or act by consent with respect to, all Voting Securities beneficially owned by it and its controlled affiliates (x) for the election of the nominees for the Company's Board of Directors nominated by Metropolitan, or its controlled affiliates, or such other nominees otherwise identified in writing by Metropolitan as being nominees for which Metropolitan will cast votes in favor ("Metropolitan Nominees"), and (y) for such other actions of stockholders as may be reasonably necessary or helpful to cause the election of the Metropolitan Nominees to the Company's Board of Directors at the earliest possible time (so long as such actions are not determined by each Stockholder, in good faith, to be injurious to the Stockholder or its controlled affiliates), including such amendments to the Company's by-


                                Page 4 of 8 Pages
laws or Certificate of Incorporation as may be proposed or supported by Metropolitan. In furtherance of the foregoing, Stockholder agrees that, upon request of Metropolitan, Stockholder will execute and deliver at Metropolitan's request and instructions, one or more proxies which may be used by Metropolitan to vote Stockholder's Voting Securities in the manner set forth herein. Other than the foregoing, there shall be no restrictions on the Stockholder's or Metropolitan's ability to vote any Voting Securities.

         (c) Scoggin, Inc. agrees to reimburse Metropolitan for its Equitable Portion (as defined below) of all legal, printing, solicitor, litigation and other expenses incurred in connection with this agreement or the nomination or election of the Metropolitan Nominees, such reimbursement to be made promptly following the request of Metropolitan as it may be made from time to time and upon presentation of reasonable documentation therefor. In the event reimbursement of such expenses is thereafter made to Metropolitan by the Company, then Metropolitan shall promptly, in turn, return to Scoggin, Inc. an Equitable Portion of any such reimbursed amounts received by Metropolitan. For purposes hereof, "Equitable Portion" shall mean such portion of expenses as may be determined, in the good faith judgment of Metropolitan, to be allocable to Scoggin, Inc. based upon the relative number of Voting Securities held by Scoggin, Inc. and its affiliates, as compared to the aggregate number of Voting Securities held by Metropolitan and its affiliates and any other party which may agree to share in the expenses arising out of the nomination and support of the Metropolitan Nominees. For purposes hereof, unless otherwise agreed expenses incurred by the Stockholders and their controlled affiliates for expenses of the type referred to above, in connection with this agreement or the nomination or election of the Metropolitan Nominees (and for which reasonable documentation is provided by Scoggin, Inc. to Metropolitan) shall be deemed incurred by Metropolitan and shall be shared by the parties as set forth herein.

         4. Acquisition of Voting Securities. Notwithstanding any other provision of this Agreement, any Voting Securities acquired by a Stockholder or its controlled affiliates, or Metropolitan or its controlled affiliates subsequent to the date hereof, and within the Term, shall automatically and without any action by any party hereto, be subject to the provisions of this Agreement.

         5. Certain Prohibited Actions. Other than in support of the Metropolitan Nominees, as contemplated by this Agreement, during the Term,
without  the  prior  written  consent  of  the  other,   Metropolitan   and  the
Stockholders will not, and will cause each of their respective controlled affiliates not to, singly or as part of a "group", directly or indirectly, through one or more intermediaries (i) make, support, or vote in favor of, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" (as such terms are defined or used in Regulation 14A under the Exchange Act) with respect to the Voting Securities (including by the execution of actions by written consent), become a "participant" in any "election contest" (as such terms are defined or used in Rule 14A-11 under the Exchange Act) with respect to the Company or seek to advise or influence any person or entity with respect to the voting of any Voting Securities; (ii) initiate, propose, or participate in the solicitation of stockholders for the approval of, one or more stockholder proposals with respect to the Company in Rule 14A-8 under the Exchange Act or induce any other individual or entity to initiate any stockholder proposal relating to the Company; (iii) form, join, influence or participate in a "group", act in concert with any other person or entity or otherwise become a "person", for the purpose of acquiring, holding, voting or disposing of any Voting Securities or taking any other actions prohibited under this Section 5;
(iv) act,


                               Page 5 of 8 Pages
alone or in concert with others (including by providing financing for another party), to seek or offer to control the Company (provided that actions of the Metropolitan Nominees on the Board pursuant to Section 3(a) shall not be deemed a violation of the foregoing); (v) deposit any Voting Securities in a voting trust or subject any Voting Securities to any arrangement or agreement with respect to the voting thereof; or (vi) disclose any intention, plan or arrangement inconsistent with the foregoing prohibitions or advise or assist any other person in connection with the foregoing prohibitions; provided, however, that nothing contained herein shall prohibit affiliates of Metropolitan or either Stockholder from publicly announcing their position as a stockholder or director with respect to any matter concerning the Company.

         6. Disposition of Voting Securities. During the Term, the Stockholder shall not, and shall cause its controlled affiliates not to, transfer any Voting Securities, whether by sale, assignment, pledge, encumbrance, gift, bequest, appointment or otherwise, unless the transferee of such Voting Securities agrees in writing to be bound by the provisions hereof, provided, however, that the Stockholders may sell an aggregate number of shares free from the restrictions hereof which is equal to the number of shares sold by Metropolitan and its controlled affiliates after the date hereof.

         7. Specific Performance. Each of the parties hereto recognizes and acknowledges that a breach by i t of any covenants or agreements contained in this Agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreement and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

         8. Amendment and Modification. This Agreement may be amended, modified and supplemented only by written agreement of Metropolitan and the Stockholder.

         9. Notices. All notices, requests, demands and other communications required or permitted hereunder shall be made in writing by hand delivery, registered first-class mail, telecopier or air courier guaranteeing overnight delivery:

         (a) If to Metropolitan:

             Metropolitan Capital Advisors, Inc.
             c/o Joseph F. Mazzella, Esq.
             Lane Altman & Owens LLP
             101 Federal Street
             Boston, MA 02110

or to such other person or address as Metropolitan shall furnish to the Stockholders in writing;


                                Page 6 of 8 Pages

         (b) If to the Stockholders:

             Scoggin, Inc.
             c/o David P. Levin, Esq.
             Kramer, Levin, Naftalis & Frankel
             919 Third Avenue
             New York, NY 10022

or to such other person or address as the Stockholder shall furnish to Metropolitan in writing.

         All such notices, requests, demands and other communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; five business days after being deposited in the mail, postage prepaid, if sent by registered first-class mail; when receipt acknowledged, if telecopied; and on the next business day, if timely delivered to an air courier guaranteeing overnight delivery.

         10. Severability. In the event that any provision(s) of this Agreement shall be held illegal, invalid or unenforceable under applicable law, then such illegality, invalidity or unenforceability shall not affect any other provision(s) hereof and this Agreement shall remain in force and be effectuated as if such illegal, invalid or unenforceable provision is not part of this Agreement; provided, however, (i) if the deletion of any provision of this Agreement frustrates a material purpose or right of Metropolitan or the Stockholder, then Metropolitan or Stockholder may terminate this Agreement forthwith and without further liability or obligation and (ii) absent such frustration and to the extent legally possible, Metropolitan and the Stockholder shall seek in good faith alternate provisions or arrangements to achieve the same purposes as such provision.

         11. Successors; Assignment. This Agreement and all of the provisions hereof shall be binding and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, legal representatives, successors (including any successor by merger, reorganization, consolidation or other business combination) and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other party.

         12. Governing Law; Obligations. This Agreement and the legal relations among the parties hereto shall be governed by and construed in accordance with the laws of the State of New York, without regard to its conflicts of law doctrine. The parties hereto agree and acknowledge that they shall use reasonable efforts, in good faith, to comply with all applicable state and federal securities regulations with respect to the matters and transactions contemplated herein.

         13. Jurisdiction and Venue. The Stockholder and Metropolitan hereby agree that any suit, claim, action or proceeding relating to or arising under this Agreement shall be brought exclusively in a state court of New York, in the City of New York (a "New York Court"). Each of the Company, the Stockholder and Metropolitan hereby consents to personal jurisdiction in any such action brought in any such New York Court, consents to service of process upon it and waives any objection it may have to venue in any such New York Court or to any claim that any such New York Court is an inconvenient forum. The


                                Page 7 of 8 Pages

Stockholder and Metropolitan hereby waive trial by jury in any suit, claim, action or proceeding in any court relating to or arising under this Agreement. The Stockholder and Metropolitan confirm that the foregoing waiver is informed and freely made.

         14. Counterparts. This Agreement may be executed simultaneously in counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

         15. Headings. The headings of the Sections of this Agreement are inserted for convenience only and shall not constitute a part hereof or affect in any way the meaning or interpretation of this Agreement.

         16. Entire Agreement. This Agreement sets forth the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein, and supersede all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, employee or representative of any party hereto.

         17. Third Parties. Except as specifically set forth or referred to herein, nothing herein expressed or implied is intended or shall be construed to confer upon or give to any person or corporation, other than the parties hereto and their successors or assigns, any rights or remedies under or by reason of this Agreement.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, all as of the day and year first above written.


METROPOLITAN CAPITAL ADVISORS, INC.           SCOGGIN, INC.


By:  _________________________                By:  ________________________

     _________________________                     ________________________
     Name and Title                                Name and Title


                                             SCOGGIN CAPITAL CO. I


                                             By: ________________________
                                                  General Partner



                                Page 8 of 8 Pages